Exhibit 99.60

VERSES

VERSES, DENTONS US and Spatial Web Foundation Announce AI Governance Webinar Series

VANCOUVER, British Columbia, Sept. 26, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, announces the first of three webinars in the series, "The Future of AI Governance," hosted by Dentons US.

The first webinar in the series will take place on Thursday, September 28th at 10AM PST / 1PM EST / 7PM CET. To register for the event or to access the "The Future of AI Global Governance" and its companion piece "Executive Summary" visit: www.verses.ai/ai-governance.

"The Future of AI Governance" webinar series marks a step forward in sharing the conclusions of the AI industry report, which offers its perspective on global governance of artificial intelligence (AI) and combines the legal expertise of a global law firm, Dentons, the AI acumen of VERSES and guidance on socio-technical standards from the Spatial Web Foundation. The Company believes that socio-technical standards could set the stage for enabling compliant, explainable and auditable behavior of smart devices and systems.

"We are thrilled to collaborate with VERSES and the Spatial Web Foundation on this webinar series. We hope this platform provides a new way of thinking about AI regulation and policy insights for key stakeholders as they wrestle with the right path forward on AI regulation," said Peter Stockburger, Partner at Dentons US LLP.

Part one of the three-part webinar series, "Policy," will be moderated by Eric Tanenblatt, Global Chair of Public Policy and Regulation for Dentons. Speakers will include George Percivall, Distinguished Engineering Fellow and Vice-Chair of IEEE Standards Working Group for the Spatial Web; Gabriel René, CEO and Founder of VERSES and Philippe Sayegh, Chief Adoption Officer for VERSES.

The report proposes an international rating system for autonomous intelligent systems in an attempt to curb a potential blind spot in regulatory efforts which are focused more on the commercial activities of AI developers than the underlying mechanisms of AI systems. The primary goal of the report is to provide governments, regulators and legislators with a pragmatic tool and framework that informs a roadmap for future policymaking and compliance.

"We must address the challenge of governing potentially self-regulating AI to ensure alignment with human values and prevent likely risks. We believe that implementing global socio-technical standards and establishing an international AI regulatory sandbox will help industry participants in harnessing the benefits of AI while safeguarding against its potential perils," stated VERSES CEO, Gabriel René.

Speakers:

Gabriel René, VERSES CEO & Founder

Gabriel René has more than 30-year experience specializing in advanced emerging technology. He is the CEO and Founder of VERSES and is the author of an International Bestseller "The Spatial Web - How Web 3.0 Connects Humans, Machines, and AI to Transform the World." Gabriel also serves as the Global Executive Director of the Spatial Web Foundation, a non-profit organization dedicated to the ethical deployment of emerging technologies like AI, IoT and Robotics.

Gabriel serves as chair of the IEEE Standards Association Spatial Web Protocol, Architecture and Governance Working Group which hosts more than 100 international members from various governmental, Global 1000 and non profit organizations working towards standards for the interoperability, explainability and governance of AI and autonomous systems.

As contributor to several scientific papers on artificial intelligence explainability and multi-agent ecosystems and co-author of "The Future of Global AI Governance" an AI industry report in partnership with Dentons', a global law firm, Gabriel is an influencer in the emerging technology community. Among his work he has developed enterprise and consumer software and services solutions with multinational organizations and government agencies such as the United Nations, European Commission, Verizon, Sony, Intel, Microsoft, Yahoo, Qualcomm, Apple, Samsung, Universal and AT&T.

Philippe Sayegh, VERSES, Chief Adoption Officer

As Chief Adoption Officer at VERSES, Philippe Sayegh has the responsibility for formulating the Company's overall adoption strategy as well as ensuring that its execution remains consistent with the brand identity and goals of VERSES and each of

its subsidiaries. The adoption process covers awareness, acquisition and advocacy by the VERSES ecosystem.

Philippe has been part of VERSES's executive team for the last four years. He is a tech entrepreneur, an investor and has two decades of operational executive experience for B2B-focussed tech companies in areas as diverse as CRM, DRM, identity and access management, e-commerce and AI.

Peter Stockburger, Managing Partner, Dentons

Peter Stockburger is the office managing partner of Denton's San Diego office, a member of the firm's Venture Technology and Emerging Growth Companies group, and co-lead of the firm's autonomous vehicle practice.

Peter partners with emerging and established clients around the globe to strategize about how they can best leverage data and talent to grow, operate, and protect their business. With a focus on data privacy and security, Peter works with clients of all sizes and maturity to build and shore up their privacy and security programs, deploy technology, enhance compliance and stakeholder confidence, take new products to market, work through data governance and retention challenges, navigate workplace disputes, and harness emerging technologies such as artificial intelligence.

George Percivall, Spatial Web Foundation

George Percivall is a Distinguished Engineering Fellow with the Spatial Web Foundation. As a CTO and Chief Engineer he led engineering of cyber-physical and information systems for NASA, NSF, Hughes Aircraft, and General Motors. He has led development of open standards in IEEE, ISO, and OGC, and is a member of the Apache Software Foundation. He has a BS in engineering physics and an MSEE in control systems from the University of Illinois.

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Assistant for everyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

About Dentons

Dentons is designed to be different. As the world's largest global law firm with 21,000 professionals in over 200 locations in more than 80 countries, Denton's can help you grow, protect, operate and finance your business. Denton's polycentric and purpose-driven approach, together with its commitment to inclusion, diversity, equity and ESG, ensures they challenge the status quo to stay focused on what matters most to you.

About the Spatial Web Foundation

The Spatial Web Foundation is a non-profit organization dedicated to the development and ethical use of technology, specifically in the creation and implementation of the Spatial Web protocol. The foundation's core initiatives include developing open standards and protocols, promoting interoperability, and educating the public and policymakers. The Spatial Web Foundation supports transparency and accountability in the development and use of technology, promotes responsible innovation, engages in dialogue and collaboration with various stakeholders and adopts a proactive approach to addressing emerging ethical challenges. Ultimately, the Spatial Web Foundation seeks to create a more inclusive, accessible, and equitable internet that empowers individuals and communities to connect, create and thrive.

On Behalf of the Company
Eric Holder, Director of Communications, VERSES AI Inc., press@verses.ai

Investor Relations Inquiries
Leo Karabela, President, Focus Communications, info@fcir.ca, 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because VERSES can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include: the fact that Dentons US will host a three series webinar on "The Future of AI Governance"; the number of webinars in the series, and the content of the webinars; who will moderate and speak at part one of the three-series webinar; the Company's belief that socio-technical standards could set the stage for enabling compliant, explainable and auditable behavior of smart devices and systems; and that implementing global socio-technical standards and establishing an international AI regulatory sandbox will help industry participants in harnessing the benefits of AI while safeguarding against its potential perils.

In making the forward-looking statements in this press release, the Company has applied several material assumptions,

including without limitation, that the webinars will take place as anticipated, that the number and content of the webinars will align with management's current expectations, that socio-technical standards for AI will assist in enabling compliant, explainable and auditable behavior of smart devices and systems and that implementing global socio-technical standards and establishing an international AI regulatory sandbox will have the expected benefits for industry participants.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES' actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, without limitation, that the webinars will fail to take place, that Dentons US or the other participants involved in the webinars will experience technology disruptions, that the number or content of the webinars in the series will differ from management's current expectations, unanticipated costs, that the development and implementation of socio-technical standards and an international AI regulatory sandbox will fail to result in the expected benefits. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this press release.